Exhibit 10


                                   May 3, 1995

Dickstein Partners Inc.
9 West 57th Street - Suite 4630
New York, New York  10019


Gentlemen:

     You have advised NatWest Bank N.A. ("NatWest") of your interest in acquiring all of the outstanding shares (the "Acquisition") of Hills Stores Company, a Delaware corporation (the "Company"). You have further advised us that if your nominees gain control of the Company's board of directors after the Company's annual shareholders' meeting currently scheduled for June 12, 1995 but prior to consummation of the proposed Acquisition, up to $335 million of new senior secured bank financing (the "Refinancing") may then be required, together with the Company's available cash, to refinance (i) the Company's existing $225 million working capital facility and (ii) the Company's outstanding senior notes.

     Based on the information we have received to date, NatWest is highly confident that under current market conditions it could arrange the Refinancing. The foregoing is expressly subject to
(a) the absence of any material adverse condition affecting, or change in, the business, assets, liabilities, financial condition or prospects of the Company, (b) the execution of definitive documentation containing terms satisfactory in all respects to NatWest with respect to the Refinancing (including satisfactory collateral therefor) and the Company's other debt,
(c) satisfactory completion of NatWest's legal and business due diligence review, (d) the obtaining of any necessary governmental or contractual consents and Natwest's satisfaction in all respects with all other legal matters, (e) the absence of any competing placement or arrangement of any debt securities of the Company prior to or during the arrangement of the Refinancing,
(f) the absence of any material adverse change in the Company's capitalization or capital structure, (g) the cooperation of all parties-in-interest to the Acquisition, (h) market conditions and
(e) our assumption that the Refinancing will be consummated prior to September 30, 1995.

     As you know, the potential reception, as well as the terms and pricing (including any applicable prepayment fees), of the Refinancing will be subject to, among other things, market
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conditions prevailing from time to time.  Please note that the documentation evidencing any Refinancing will not permit any change of control of the Company including, without limitation, the Acquisition and will expressly require that the Refinancing be refinanced upon the occurrence of any such change of control. Please also note that this letter does not constitute either a guarantee that the Refinancing will be successfully arranged or a commitment to lend any portion thereof.



                                   Very truly yours,


                                   NATWEST BANK N.A.


                                   By:/s/________________________
                                      Title:  Vice President































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